September 21, 2005


     Mail Stop 4561
William A. Fitzgerald
Chairman and Chief Executive Officer
Commercial Federal Corporation
13220 California Street
Omaha, Nebraska 68154


      Re:	Commercial Federal Corporation
		Form 10-K for the period ended December 31, 2004
		File No. 1-11515

Dear Mr. Fitzgerald:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Financial Statements

Note 13 - Derivative Financial Instruments, page 86

1. For each type of hedged item, separately by fair value hedge or cash flow hedge, please tell us how you determined that the relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following:

?	the nature and terms of the hedged item and derivative
instrument;

?	when and how you identify the hedge instrument and the hedged item;

?	how you define "at inception" of the hedging relationship;
and

?	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

2. Please tell us whether you use the short-cut method to qualify any of your hedging relationships for hedge accounting treatment under SFAS 133. If so, please tell us for each how you determine that the hedging relationship meets each of the conditions in paragraph 68 of
SFAS 133.

3. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS133
Implementation Issue F11 to these hedging relationships.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant




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William A. Fitzgerald
Commercial Federal Corporation
September 21, 2005
Page 1